Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
SIGMA-ALDRICH CORPORATION

Sigma-Aldrich Corporation (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: That at a meeting of the Board of Directors of the Company resolutions were duly adopted setting forth proposed amendments to the Company’s Certificate of Incorporation, declaring said amendments to be advisable and submitting the amendments to the shareholders of the Company for approval. The resolutions adopted the proposed amendments hereinafter set forth in Paragraph THIRD.

SECOND: That thereafter, pursuant to resolution of the Board of Directors of the Company, an annual meeting of the shareholders of the Company was duly called and held, at which meeting the amendments were approved by the affirmative vote of a majority of the outstanding shares of the Company’s common stock, par value $1.00 per share, entitled to vote thereon.

THIRD: Article Fourth of the Company’s Certificate of Incorporation is hereby amended and restated in its entirety as follows:

FOURTH: The total number of shares of common stock which the corporation is authorized to issue is four hundred fifty million (450,000,000), at a par value of one dollar ($1.00) per share, and the total number of shares of preferred stock which the corporation is authorized to issue is ten million (10,000,000), at a par value of one dollar ($1.00) per share.

The board of directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

FOURTH: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: All other provisions of the Company’s Certificate of Incorporation shall remain in full force and effect.

* * * * *

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by George L. Miller, its Senior Vice President, General Counsel and Secretary, this 6th day of May, 2014.

By:	/s/ George L. Miller
Name: George L. Miller Title: Senior Vice President, General Counsel and Secretary